EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT



The Board of Directors and Stockholders
Heartland Financial USA, Inc.:

We consent to incorporation by reference in the Registration Statement on Form S-8 for the 1993 Stock Option Plan of Heartland Financial USA, Inc. of our report dated on January 30, 1997, relating to the consolidated balance sheets of Heartland Financial USA, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996 which report appears in the December 31, 1996 annual report on Form 10-K of Heartland Financial USA, Inc. and subsidiaries.



KPMG Peat Marwick LLP

Des Moines, Iowa
March 26, 1997